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Exhibit 99.4

181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3 Canada www.noranda.com	Contacts:
Denis Couture, Vice-President, Investor Relations,
Public Affairs & Communications
(416) 982-7020
denis.couture@toronto.norfalc.com

Steve Douglas, Executive Vice-President
and Chief Financial Officer
(416) 982-3554

FOR IMMEDIATE RELEASE; ALL NUMBERS IN U.S. DOLLARS

news release

TORONTO, October 28, 2004

NORANDA REPORTS THIRD QUARTER EARNINGS OF US$133 MILLION
Generates $1.1 Billion of Operating Cashflow for the Nine Months
and Lowers Debt-to-Capitalization Ratio to 38%

Investors, analysts and other interested parties can access Noranda's Supplemental Information Package and its quarterly teleconference on its website at www.noranda.com under the For Investors and Presentations and Webcasts sections. The teleconference will be held on Thursday, October 28, 2004 at 8:30 a.m. Eastern Standard Time. To participate by conference call, dial (416) 641-6715 for local and overseas and 1-800-428-5596 toll free in North America. All dollar amounts are in U.S. dollars unless otherwise noted.

Third Quarter Highlights

Earnings

  •
  Earnings increased to $133 million from $18 million in the third quarter of 2003.
  •
  Generated $377 million of income from operating assets, $326 million higher than the prior year.
  •
  Reduced net-debt-to-total-capitalization ratio to 38% from 43% at year-end 2003.
  •
  Achieved increased profitability in all business units.

Production

  •
  Significantly increased copper concentrate production after completion of removal of residual lake sediment at Antamina mine, enabling access to higher-grade ores.
  •
  Continued ramp-up of aluminum foil production according to plan; new enhanced operating permit at primary smelter will allow increased production.
  •
  Successfully ramped up production after completion of expansion project at the Collahuasi copper mine and new crusher at Lomas Bayas mine, Chile.
  •
  Completed rebuild of Sudbury smelter furnace roof and walls; production returned to planned levels.
  •
  Renewed labour contract agreements at Matagami mine and Nikkelverk refinery.

Project Development and Acquisitions

  •
  Bankable feasibility study on Koniambo remains on track.
  •
  Further integrated Noranda's Aluminum business by acquiring strategic alumina refining operations and related bauxite mining assets.

Exploration

  •
  Reported encouraging exploration results for Frieda River, PNG, Fraser Morgan and Sudbury deposits.

Corporate Developments

  •
  Entered into exclusive negotiations with China Minmetals Corporation for its purchase of 100% of the common shares of Noranda.

	Third Quarter		Nine Months
$ millions, except per share information					Y-O-Y Change
	2004	2003	2004	2003
Revenues	1,716	1,165	5,063	3,333	+	$1,730
Income generated by operating assets*	377	51	1,015	172	+	$843
Net income (loss)	133	18	393	(32)	+	$425
Basic earnings (loss) per common share	$0.43	$0.04	$1.27	$(0.22)	+	$1.49
Diluted earnings (loss) per common share	$0.42	$0.04	$1.25	$(0.22)	+	$1.47
*
Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, restructuring costs and other income

Commentary

        "We are very pleased with the financial results Noranda delivered during the third quarter," said Derek Pannell, Noranda's President and Chief Executive Officer. "All of our businesses reported improved operating income as we benefited from strong market conditions, increased metal price leverage and efficient operations. This resulted in our highest third quarter earnings in almost a decade, and is indicative of our Company's enhanced earning-generation capability."

CORPORATE DEVELOPMENTS

        In mid June, Noranda's Board of Directors announced that it had commenced a review of various opportunities to maximize shareholder value after receiving several expressions of interest in the Company from potential acquirors. At that time, a Special Committee of Directors was established to oversee the review and the Board retained the services of CIBC World Markets as the Company's financial adviser.

        On September 24, 2004, Noranda and China Minmetals Corporation ("Minmetals") announced that they had entered into exclusive negotiations concerning a preliminary proposal from Minmetals to acquire 100% of the outstanding common shares of Noranda.

        Following a comprehensive review by the Special Committee of Noranda's Board of Directors of a number of proposals from various parties over the past several months, Noranda granted Minmetals exclusivity to conduct confirmatory due diligence and negotiate a definitive agreement. Minmetals' proposal contemplates that the transaction would be completed by way of a plan of arrangement and voted on by all Noranda common shareholders.

        Minmetals' preliminary proposal reflected a small premium to the trading level of Noranda's common shares during the period prior to the September 24 announcement. Minmetals' preliminary proposal consists substantially of cash, as well as the distribution to shareholders of certain Noranda holdings, consisting principally of its aluminum business. Details of the terms of any final proposal will be disclosed upon signing of definitive agreements.

        The preliminary proposal made by Minmetals is non-binding and there can be no assurance that a transaction will proceed. It is expected that, should the period of exclusivity lead to a definitive agreement, there could be non-completion fees payable to Minmetals under certain circumstances.

        On October 4, 2004, Noranda and Century Aluminum Company announced that their respective subsidiaries had completed the acquisition of Kaiser Aluminum's Gramercy alumina refinery in Gramercy, Louisiana, and Kaiser's related bauxite mining assets in Jamaica. Century and Noranda each paid $11.5 million for their respective 50% interest. The transaction was previously announced in July when a bankruptcy court approved Century and Noranda as the successful bidders for these Kaiser assets. The addition of bauxite mining and alumina refining assets provides Noranda with the benefits of a fully-integrated aluminum business and complements the continuing ramp-up of its recently-modernized aluminum foil business. Prior to the completion of the acquisition, the alumina needs of the 250,000 tonne-per-year aluminum reduction smelter in New Madrid, Tennessee, were provided by Gramercy under a contract extending until 2010. The smelter has procured substantially all of its alumina requirements from the Gramercy alumina refinery due to the Mississippi River location of the New Madrid smelter and the Gramercy refinery, which facilitates logistics and transportation.

FINANCIAL RESULTS

        Net income was $133 million or $0.43 per basic common share and $0.42 per diluted common share for the three months ended September 30, 2004. This compares with a net income of $18 million or $0.04 per basic and diluted common share in the same period of 2003. For the first nine months of 2004, net income amounted to $393 million or $1.27 per basic common share and $1.25 per diluted common share. This compares with a net loss for the first nine months of 2003 of $32 million, or a loss of $0.22 per basic and diluted common share.

        For both the third quarter and first nine months of 2004, higher metal prices and increased sales volumes in the copper and nickel businesses were the main contributors to improved results. These were offset slightly by the negative effect of a stronger Canadian dollar on costs.

	Realized Prices Nine Months
Metal prices			Y-O-Y Change
	2004	2003
(US$ per pound)
Copper	1.25	0.78	60%
Nickel	6.39	3.99	60%
Zinc	0.51	0.41	24%
Aluminum	0.82	0.67	22%
Lead	0.42	0.25	68%

        Revenues were approximately 50% higher compared to the third quarter and first nine months of 2003. The increase was attributable to higher metal prices and increased primary aluminum and aluminum foil sales volumes, as new capacity in these areas ramp up to full production.

        The higher cost of operations in 2004 was attributable to the higher levels of operations at the Canadian copper facilities and the ramp-up of new production capacity in the Copper and Aluminum businesses. Higher energy costs as well as the stronger Canadian dollar also contributed to the increased costs.

        The cost to purchase raw materials was higher for both periods in 2004, compared to 2003, as a result of increased feed requirements at the expanded Altonorte smelter, full operations at the Canadian metallurgical facilities and higher metal prices, which increased the cost to purchase third-party material.

REVIEW OF OPERATIONS

Copper

        The Copper business generated income from operating assets of $232 million in the third quarter, exceeding last year's comparable result of $20 million. Revenues for the quarter reflect the business' recently-expanded production capacity and a build-up in inventories during the second quarter of 2004, which were realized in the third quarter of 2004. The average LME price for copper, excluding premiums, was $1.29 per pound for the quarter, more than 60% higher than the third quarter of 2003. The Company's integrated cost to produce a pound of copper in its Copper business was $0.43 per pound in the third quarter and $0.37 for the first nine months of 2004.

  •
  Mined production of 120,376 tonnes exceeded last year's level by 42%. Three of the mines recorded higher year-over-year output as the Antamina mine extracted higher grade material and increased production by 77%, performance of the new Collahuasi concentrator continued to exceed expectations and the completion of the crusher expansion at Lomas Bayas permitted higher production throughout the quarter.

  •
  At the Altonorte smelter, copper anode production of 56,469 tonnes was 22% lower than for the same period in the previous year due to reduced production following a fire at the concentrator dryer. Sulphuric acid production also decreased approximately 6%. Prices for sulphuric acid in South America strengthened further over the second quarter of 2004 with spot market sales conducted at the $80-$85 per tonne level.

  •
  Copper cathode production of 94,137 tonnes from the Canadian metallurgical facilities was 2% lower than in 2003. The Kidd Creek smelter was back on line at the end of June and recovered most of the lost production in the third quarter of 2004.

  •
  In the fourth quarter of 2004, mine copper production is expected to exceed that of the previous three quarters and total 440,000 tonnes for the year, a 20% increase over 2003.

Nickel

        The Nickel business generated income from operating assets of $146 million for the quarter, an increase of more than 200% over the comparable period of 2003, while the average LME nickel price of $6.35 per pound was 49% higher. The cash operating cost to produce a pound of nickel at the INO and Falcondo facilities was $2.69 and $3.58, respectively.

  •
  Mined nickel production totalled 13,768 tonnes during the quarter, compared to 11,252 in the third quarter of 2003. Higher tonnage contributed to the increase in output.

  •
  At the Sudbury smelter, nickel-in-matte production in the third quarter of 2004 was 8,606 tonnes, compared to 11,373 tonnes in the same period of 2003. Following an eight-week maintenance shutdown that began on June 14, 2004, the smelter start-up took place as planned in early August 2004.

  •
  The Nikkelverk refinery produced 15,994 tonnes of refined nickel compared to 15,912 tonnes in the third quarter of 2003.

  •
  The 2004 forecasts are for 44,500 tonnes of mined nickel production from INO, 28,000 tonnes of ferronickel from Falcondo and 72,000 tonnes of refined nickel production from Nikkelverk.

Zinc

        The Zinc business reported a loss of $3 million from operating assets in the quarter compared to a loss of $8 million in 2003. Production in the third quarter for this business unit is typically low as it is the period during which it conducts planned maintenance shutdowns. Cash generated in these operations was $14 million for the three months and $58 million for the nine-month period, compared to $27 million and a negative cash flow of $8.3 million in 2003, respectively. The improved results were attributed to higher zinc and by-product prices, including lead, silver and copper, as well as lower operating costs at the Bell-Allard mine. The LME zinc price averaged $0.44 per pound in the quarter and $0.47 for the first nine months of 2004. These compare with $0.37 for the third quarter and $0.36 for the first nine months of 2003. Noranda's mining cash cost to produce a pound of zinc was $0.28 per pound in the third quarter and $0.32 for the first nine months of 2004.

  •
  Mined production totalled 97,778 tonnes of contained zinc. The Bell-Allard mine's last day of mining was October 15, after establishing a record production rate in September.

  •
  The Brunswick Smelter produced 4,549 tonnes of lead metal due to the 10-week seasonal shutdown during the quarter. The start-up was also delayed 10 days when problems were encountered with the heat exchangers in the acid plant.

  •
  The CEZinc refinery produced 70,637 tonnes during the quarter. Year-to-date production is 209,849 tonnes.

  •
  The estimated mine production for the full year of 2004 is unchanged at 370,000 tonnes of contained zinc.

Aluminum

        The Aluminum business generated income from operating assets of $20 million in the quarter compared to $1.0 million reported in the third quarter of 2003. Contributing to the results were higher production, increased sales volumes across all product lines, mid-west price premiums, which are at a 7-year high, and increased margins on value-added products. Partially offsetting these positive factors were higher year-over-year energy costs. The average LME aluminum price improved 19% year-over-year to average $0.77 for the quarter. Noranda's net cash cost per pound of aluminum was $0.58 in the third quarter and the first nine months of 2004.

  •
  The primary smelter increased shipments to 60,890 tonnes from 58,562 tonnes in the third quarter of 2003. Value-added product sales continues to grow and accounted for 89% of total shipments in the quarter and 83% for the first nine months of 2004, compared to 69% for the first nine months of 2003.

  •
  Shipments of foil products were up 12% over last year's third quarter to total 43,658 tonnes, reflecting strong demand across all product lines. The market improvement coincides with the continuing ramp-up at the Huntingdon West plant.

  •
  For the full year of 2004, shipments of primary aluminum and foil products are expected to total 251,000 tonnes and 176,000 tonnes, respectively.

NEW PRODUCTION CAPACITY UNDER DEVELOPMENT AND PROJECTS UPDATE

Nickel

        After the first nine months, the Nickel Rim South project is progressing on schedule and within budget. Site preparation, services and development of electrical systems are on schedule for completion at the end of 2004. Both vent shaft and main shaft construction programs are on track, with expected shaft sinking to begin in 2005. The five-year, $368-million development program is expected to deliver initial production in 2008 with a further $185 million required to bring the mine to full production. After taking into account pre-production revenues of $141 million, the overall net capital cost will be $412 million. Including by-product credits, the mine is expected to have operating cash costs of negative $0.60 to $0.70 per pound of nickel.

        At Montcalm, the West Extension stope is ready for production and development of the East Zone is well advanced. Mine site crushing facilities have been commissioned and the commissioning of both the concentrate receiving facilities at the Sudbury Smelter and the concentrator facilities has begun. Initial concentrate production is anticipated to begin in 2004. The project is expected to be completed in February 2005. The project remains on time and on budget, and will add 8,000 to 9,000 tonnes of nickel production per year beginning in 2005.

        At Raglan, the optimization project continues, with detailed engineering and procurement in progress. The stage-gate approval process is expected to be completed by year-end 2004. In addition, the Company is completing a feasibility study for a 5,000 tonne-per-year expansion.

        During the quarter, Falconbridge and Barrick Gold continued to advance joint-venture documentation for the Kabanga nickel project in Tanzania.

Copper

        At Collahuasi, the ramp-up exceeded expectations and the concentrator's design capacity throughput of 110,000 tonnes per day was surpassed in September with an average of 120,000 tonnes per day. The Ujina-Rosario expansion project was completed on budget. A conceptual study of the second expansion of the copper concentrator and the feasibility study of the molybdenum plant is continuing on schedule.

        At Kidd, the start-up of the Montcalm nickel circuit in the concentrator is proceeding as planned. Operating personnel and technical support teams began commissioning in mid-October. A successful seven-week bismuth test was completed, with the refinery demonstrating the capacity to produce good quality cathode while treating anodes with over 200ppm bismuth. The test has confirmed the Metsite's capacity for 20,000 tonnes per year of Antamina bornite concentrate.

        At Mine D, work is progressing as planned. Commissioning of the ore handling system was completed during the quarter, with first ore hoisted up the shaft on July 25, 2004 — ahead of our feasibility schedule. Ramping up of waste hoisting continued in August and September and will greatly enhance both operating and development efficiency.

EXPLORATION

        Noranda's exploration group has reported encouraging results from several diamond drill programs that are in progress:

  •
  New zinc massive sulphide discovery at Matagami, Quebec.

  •
  New nickel mineralization intersected in the Fraser-Morgan area at Sudbury, Ontario.

  •
  Exploration results at Raglan, Quebec are expected to exceed those of previous years.

        In Chile, in-fill drilling is scheduled to commence on the El Morro copper/gold project during the fourth quarter.

        Underground and surface drilling continues at the Fraser Morgan nickel project in Sudbury. New mineralization has been intersected. Diamond drilling from surface, in an area approximately 450 metres northeast of the known resource, intersected 36.6 metres of 2.3% nickel and 0.7% copper:

Hole	From (m)	To (m)	Metres	% Ni	% Cu	Comments
NRD-69	1,216.7	1,252.3	35.6	1.84	0.72
Incl.	1,238.5	1,252.3	13.8	2.26	0.72
NRD-76	1,257.3	1,293.9	36.6	2.33	0.71	40 metres from NRD-69
NRD-63	1,199.5	1,227.6	28.1	2.06	0.54	70 metres from NRD-76

        The pre-feasibility study of the existing Fraser Morgan resource is on track for completion by year-end 2004.

        The Raglan exploration program wound down in mid-October after completing approximately 63,500 metres of diamond drilling. Results will be compiled over the next quarter as assay results become available. Each year, the exploration program has succeeded in discovering sufficient mineral resources that exceed Raglan's annual production. The 2004 program appears to have been particularly encouraging.

        A new mineral discovery, named "Renaissance", has been made at Matagami, Quebec, approximately seven kilometres to the southeast of Noranda's concentrator. Hole MC-04-07 intersected massive and semi-massive sulphides from 527.25 to 536.25 metres at an approximate vertical depth of 465 metres. Estimated true width of this sulphide intercept is 6.9 metres. Assays are pending. Drilling continues with two machines. The geological environment of the new mineral discovery is similar to that which hosts the recently mined out Bell-Allard deposit. (Gary Potts, P.Geo. and Grant Arnold, Geo. are the qualified persons responsible for the exploration programs at the Fraser Morgan and Matagami projects, respectively. Potts is a member of the Association of Professional Geoscientists of Ontario and Arnold is a member of the Ordre des géologues du Québec.)

        Since the end of the second quarter, Noranda has announced several new exploration initiatives with junior exploration companies in New Brunswick, Quebec and Ontario, in Canada, and in Western China and Brazil. These initiatives are aimed at leveraging the overall exploration investment and land holdings, and providing exposure to new opportunities.

LIQUIDITY AND CAPITAL INITIATIVES

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $436 million during the quarter and $1,081 million for the first nine months of 2004. Cash, cash equivalents and short-term investments was up slightly from year-end 2003 at $692 million. Total debt was $3.1 billion at the end of the period. The net debt to capitalization ratio was reduced to 38% from 43% at year-end 2003. The Company currently has $0.8 billion of undrawn committed bank lines.

        Investments in new production capacity such as the Montcalm, Nickel Rim South and Koniambo nickel projects and the Collahuasi and Kidd Mine D copper projects totalled $132 million during the quarter and $322 million for the first nine months. The Collahuasi project was completed and started commissioning during the last quarter and the first phase of the Kidd Mine D is expected to be complete before the end of the year. For 2004, the Company's projected capital investment is $685 million, including $416 million in new production capacity.

MARKET REVIEW

        Copper:    LME copper prices averaged $1.29 per pound in the quarter as total exchange stocks remained close to their lowest level in a decade, representing less than a week of inventory. Cash prices peaked at $1.49 in October before position liquidation in some funds. Average treatment and refining charges have increased from their lows of late 2003 and early 2004. However, given Noranda's ability to treat both chemically and physically complex materials, as well as acid revenue generated by the sale of acid recovered through the high levels of sulphur fixation, revenue from treatment charges is not sensitive to spot price movements.

        Strong fundamentals in the copper market have caused an 80% drop in total exchange stocks since the end of last year and this heightened global demand has been primarily driven by China. This trend is expected to continue for the foreseeable future, with China's ongoing investment in basic infrastructure and domestic demand for electronic products and motor vehicles. Demand conditions in key copper consuming countries are expected to remain strong in the medium term, indicating deficit forecasts for 2004 and 2005. As a result of these conditions, combined with low levels of working stocks and exchange inventories, the price outlook moving forward remains favourable.

        Nickel:    LME nickel prices averaged $6.35 per pound in the third quarter, up from $5.70 in the second quarter.

        Pricing pressure in the nickel market has been reduced somewhat as a result of greater scrap availability, the switching into ferritic production and 200 series stainless steel, and Chinese nickel destocking. However, stainless steel demand remains strong and the high nickel alloy market continues to strengthen. Given the low level of nickel inventories, we can expect the nickel price to continue to be volatile going forward. Overall, nickel market fundamentals have been solid year to date, and we project 2004 and 2005 market deficits of 5,000 tonnes and 10,000 tonnes, respectively.

        Zinc:    During the quarter, zinc prices fluctuated between US$0.43/lb and US$0.45/lb before surging to US$0.49/lb at the end of the September on the basis of strong investment fund buying. The average for the third quarter declined US$0.02/lb to US$0.44/lb. LME stocks increased during the quarter by 5,675 tonnes to 736,600 tonnes as deliveries into the LME warehouses from unreported merchant inventories persisted.

        Most analysts are anticipating improving market fundamentals for zinc will support current price levels during the fourth quarter and into next year. Metal stocks in the hands of traders and investors are declining. After a pause in the third quarter, zinc consumption in China, India, Asia and the U.S. continues to be robust. Consumption in Japan and Europe is also showing modest growth. In China, strong domestic demand and lower export tax credits has lead to a sharp reduction in zinc metal exports such that China has become a small net importer of metal. Globally, zinc mine production is rising in response to improved price levels but concentrate availability continues to fall short of smelter demand. According to the International Lead Zinc Study Group the zinc market is forecast to be in deficit by 150,000 tonnes this year, a figure many analysts believe to be conservative.

        Aluminum:    The year to date average LME cash price of $0.76 per pound is up 19% year over year and reported inventories are down nearly 700,000 tonnes since the beginning of the year. The U.S. Midwest delivery premium has remained at approximately 7 cents per pound for the past seven months. Since the end of the quarter, the LME price has strengthened further to $0.83 per pound, as at October 21.

        The U.S. economy continues to demonstrate strength and improving consumer sentiment. Order levels for extrusion billet are very robust with spot billet premium up $0.03 to $0.04 per pound. Demand for flat rolled products continues to be very strong. In China, high spot alumina costs and rising power costs have combined to constrain Chinese metal production.

Dividends

        The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	Cdn$0.12 per share	November 30, 2004	December 15, 2004
Preferred Series F shares	Floating rate	November 30, 2004	December 12, 2004
Preferred Series F shares	Floating rate	December 31, 2004	January 12, 2005
Preferred Series F shares	Floating rate	January 31, 2005	February 12, 2005
Preferred Series G shares	Cdn$0.38125 per share	January 15, 2005	February 1, 2005
Preferred Series H shares	Cdn$0.40625 per share	November 15, 2004	December 31, 2004

        This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

        Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

        To participate in the third quarter analyst conference call scheduled for Thursday, October 28, 2004, at 8:30 a.m., please call (416) 641-667 or visit the Company's website at www.noranda.com.

        Note: This press release is also available at www.noranda.com. All dollar amounts are in U.S. dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

(US$ millions)

	Third Quarter		Nine Months Ended September 30
	2004	Restated 2003	2004	Restated 2003
	(1)		(1)
Revenues	$1,716	$1,165	$5,063	$3,333

Operating expenses
Cost of operations	515	497	1,521	1,468
Purchased raw materials	705	496	2,165	1,331
Depreciation, amortization and accretion	119	121	362	362

	1,339	1,114	4,048	3,161

Income generated by operating assets	377	51	1,015	172
Interest expense, net	31	33	92	107
Corporate and general administration	17	12	45	39
Research, development and exploration	14	14	33	34
Minority interest in earnings of subsidiaries	76	11	219	45

Income (loss) before undernoted	239	(19)	626	(53)
Tax expense (recovery)	99	(1)	243	(30)
Restructuring costs	—	3	—	44
Other expenses (income)	7	(4)	(10)	—
Gain on sale of investment	—	(35)	—	(35)

Net Income (loss)	$133	$18	$393	$(32)

Dividends on preferred shares	5	8	15	20
Interest on convertible debentures	—	—	2	2

Net Income (loss) attributable to common shares	$128	$10	$376	$(54)

Basic earnings (loss) per common share	$0.43	$0.04	$1.27	$(0.22)

Diluted earnings (loss) per common share	$0.42	$0.04	$1.25	$(0.22)

Basic weighted average number of shares — 000s	296,495	252,303	296,114	250,671
Diluted weighted average number of shares — 000s	304,116	252,638	303,735	250,671
(1)
Effective January 1, 2004, Noranda retroactively adopted the new Canadian Institute of Chartered Accountants standard for Asset Retirement Obligation which requires that asset retirement obligation be recognized when incurred and recorded as liabilities at fair value. Previously these costs were charged to earnings over the life of the asset.

Effective July 1, 2003, Noranda adopted the U.S. dollar as its reporting and functional currency. This change has been reflected on a retroactive basis.

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

($ US millions)

	Sept. 30 2004	Dec. 31 Restated 2003
		(1)
Assets
Current assets
Cash and cash equivalents	$692	$501
Short-term investments	—	129
Accounts receivable	824	576
Metals and other inventories	1,359	1,179

	2,875	2,385
Operating capital assets	4,817	4,765
Development projects	1,021	973
Investments and other assets	305	205

	$9,018	$8,328

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,058	$903
Debt due within one year	408	431

	1,466	1,334
Long-term debt	2,714	2,893
Future income taxes	175	46
Reclamation, pension and other provisions	615	539
Stockholders' interests:
Interests of other shareholders	1,126	919
Shareholders' equity	2,922	2,597

	$9,018	$8,328

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

($ US millions)

	Third Quarter		Nine Months Ended September 30
	2004	Restated 2003	2004	Restated 2003
		(1)		(1)
Cash realized from (used for):
Operations
Net income (loss)	$133	$18	$393	$(32)
Charges (credits) not affecting cash:
Depreciation, amortization and accretion	133	117	360	340
Minority interests in earnings of subsidiaries	76	10	219	45
Foreign exchange, restructuring and other	94	1	109	86

	436	146	1,081	439
Net change in accounts receivable, inventories and payables	(146)	58	(274)	(92)

Cash from operations	290	204	807	347

Investment activities
Capital investments	(189)	(190)	(459)	(403)
Investments and advances	(3)	(24)	125	(24)
Proceeds on dispositions	2	85	5	96

Cash used in investment activities	(190)	(129)	(329)	(331)

Financing activities
Long-term debt, including current portion
Issued	58	350	199	741
Repaid	(57)	(407)	(401)	(749)
Issue of shares — common	2	431	20	431
Issue of shares — preferred	—	—	—	198
Redemption of preferred shares	—	(105)	—	(105)
Dividends paid	(40)	(32)	(120)	(99)
Issue of shares — minority shareholders	1	7	15	2

	(36)	244	(287)	419

Increase in cash and cash equivalents	64	319	191	435
Cash and cash equivalents, beginning of period	628	409	501	293

Cash and cash equivalents, end of period	$692	$728	$692	$728

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

		Third quarter		Nine months ended September 30
		2004	2003	2004	2003
Metal Sales (tonnes, except as noted)
	100% basis, except as noted
Copper
Copper business
CCR		65,533	68,452	216,205	164,214
Kidd Creek		23,040	23,533	59,760	73,773
Horne — (concentrates)		5,378	3,453	20,568	11,358
Antamina — (concentrates)	(33.75%)	22,537	15,160	58,488	55,271
Collahuasi — (concentrates)	(44%)	59,035	25,304	108,400	85,775
Collahuasi	(44%)	1,510	6,880	18,538	24,645
Lomas Bayas		16,271	15,601	44,952	44,996
Altonorte — (anodes)		18,646	59,439	117,310	122,408

		211,950	217,822	644,221	582,440
Nikkelverk		13,875	12,093	38,536	42,702

		225,825	229,915	682,757	625,142

Zinc
Copper business
Kidd Creek		34,496	25,407	94,696	89,285
Antamina — (concentrates)	(33.75%)	13,617	26,781	47,767	73,214

		48,113	52,188	142,463	162,499
Zinc business
Brunswick/Matagami — (concentrates)		82,596	88,055	227,727	252,186

		130,709	140,243	370,190	414,685

Nickel		15,432	17,558	51,575	58,510
Ferronickel		6,247	7,361	20,832	20,352
Aluminum
Primary Aluminum — shipments		60,890	58,562	187,315	181,942
Norandal — shipments		43,658	38,864	131,842	112,449
Lead		9,581	3,928	60,055	48,843
Gold — 000 ounces		245	277	706	726
Silver — 000 ounces
CCR		8,868	8,654	28,387	24,044
Kidd Creek		949	1,550	3,096	4,307
Antamina	(33.75%)	624	421	1,702	1,431

		10,441	10,625	33,185	29,782

Average Realized Prices — ($U.S. per pound, except as noted)
Copper		1.34	0.82	1.25	0.78
Nickel		6.54	4.33	6.39	3.99
Ferronickel		6.29	4.15	6.35	3.87
Zinc		0.50	0.42	0.51	0.41
Aluminum		0.84	0.68	0.82	0.67
Lead		0.45	0.26	0.42	0.25
Gold — (US$ per ounce)		395.12	363.78	397.81	354.59
Silver — (US$ per ounce)		6.45	5.01	6.40	4.79
Exchange Rate (US$1 = Cdn$1)		0.77	0.72	0.75	0.70

NORANDA INC.

PRODUCTION VOLUMES

		Third Quarter		Nine Months Ended September 30
		2004	2003	2004	2003
Mine Production (tonnes, except as noted)
	100% basis, except as noted
Copper
Copper business
Kidd Creek		8,563	11,109	32,151	32,482
Antamina	(33.75%)	31,027	17,560	87,560	63,959
Collahuasi	(44%)	65,067	40,477	146,869	128,203
Lomas Bayas		15,719	15,663	46,361	45,044

		120,376	84,809	312,941	269,688
Matagami		2,113	1,962	5,993	5,893
Brunswick		1,447	2,120	4,646	6,699
INO		8,435	7,786	23,052	27,732
Other		3,165	3,094	10,538	12,828

		135,536	99,771	357,170	322,840

Zinc
Zinc business
Brunswick		64,619	69,629	200,479	214,369
Matagami		33,159	28,434	91,604	78,831

		97,778	98,063	292,083	293,200
Kidd Creek		25,594	19,782	57,086	57,433
Antamina	(33.75%)	15,186	32,863	55,964	90,623
Other		2,570	2,958	6,961	7,050

		141,128	153,666	412,094	448,306

Nickel		13,768	11,252	36,797	37,967
Ferronickel		7,433	7,293	22,303	20,737
Lead		17,383	19,023	54,808	57,359
Silver — 000 ounces
Copper business
Kidd Creek		1,088	604	3,039	1,891
Antamina	(33.75%)	770	484	2,159	1,744

		1,858	1,088	5,198	3,635
Brunswick		1,383	1,550	4,348	4,575
Matagami		129	107	362	293
Other		56	78	179	208

		3,426	2,823	10,087	8,711

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		63,180	71,358	209,628	160,828
Kidd Creek		30,957	24,448	83,077	99,431
Collahuasi	(44%)	6,894	7,241	18,715	20,686
Lomas Bayas		15,719	15,663	46,361	45,044

		116,750	118,710	357,781	325,989
Nikkelverk		7,857	8,882	26,837	26,260

		124,607	127,592	384,618	352,249

Copper anodes
Horne		27,611	43,293	112,044	93,614
Kidd Creek		31,870	22,487	85,123	95,531
Altonorte		56,469	72,781	187,561	181,791

		115,950	138,561	384,728	370,936

Refined zinc
Kidd Creek		23,248	5,301	87,624	74,202
Refined nickel
Nikkelverk		15,994	15,912	50,952	56,615
Falcondo		7,433	7,293	22,303	20,737

		23,427	23,205	73,255	77,352

Primary aluminum		62,308	60,755	185,170	183,059
Fabricated Aluminum		43,658	38,864	131,842	112,449
Refined lead		4,549	—	57,937	47,788
Refined gold — 000 ounces		294	265	829	828
Refined silver — 000 ounces		8,461	6,698	28,820	22,394

NORANDA INC.

SEGMENTED INFORMATION

(US$ millions)

	Third Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$924	419	101	233	39	$1,716

Operating expenses
Cost of operations	220	139	31	105	20	515
Purchase of raw materials	412	109	59	99	26	705
Depreciation, amortization and accretion	60	25	14	9	11	119

	$692	273	104	213	57	1,339

Income (loss) generated by operating assets	$232	146	(3)	20	(18)	$377

Interest expense, net						(31)
Corporate and general administration						(17)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(76)

Income before undernoted						239
Tax expense						(99)
Other income						(7)

Net Income						$133

	Third Quarter 2003
	Restated (1)
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$549	297	109	173	37	$1,165

Operating expenses
Cost of operations	191	148	44	96	18	497
Purchase of raw materials	287	68	55	65	21	496
Depreciation, amortization and accretion	51	33	18	11	8	121

	$529	249	117	172	47	$1,114

Income (loss) generated by operating assets	$20	48	(8)	1	(10)	$51

Interest expense, net						(33)
Corporate and general administration						(12)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(11)

Loss before undernoted						$(19)
Tax recovery						1
Restructuring costs						(3)
Other expense						4
Gain on sale of investment						35

Net income						$18

NORANDA INC.

SEGMENTED INFORMATION

(US$ millions)

	Nine Months ended September 30, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,621	1,336	296	678	132	$5,063

Operating expenses
Cost of operations	602	437	113	318	51	1,521
Purchase of raw materials	1,348	342	127	272	76	2,165
Depreciation, amortization and accretion	168	88	47	28	31	362

	$2,118	867	287	618	158	$4,048

Income (loss) generated by operating assets	$503	469	9	60	(26)	$1,015

Interest expense, net						(92)
Corporate and general administration						(45)
Research, development and exploration						(33)
Minority interest in earnings of subsidiaries						(219)

Income before undernoted						$626
Tax expense						(243)
Other income						10

Net Income						$393

	Nine Months ended September 30, 2003
	Restated (1)
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,514	887	285	515	132	$3,333

Operating expenses
Cost of operations	511	458	157	282	60	1,468
Purchase of raw materials	766	179	138	183	65	1,331
Depreciation, amortization and accretion	154	100	47	32	29	362

	$1,431	737	342	497	154	$3,161

Income (loss) generated by operating assets	$83	150	(57)	18	(22)	$172

Interest expense, net						(107)
Corporate and general administration						(39)
Research, development and exploration						(34)
Minority interest in earnings of subsidiaries						(45)

Loss before undernoted						$(53)
Tax recovery						30
Restructuring costs						(44)
Gain on sale of investment						35

Net loss						$(32)

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  Exhibit 99.4